

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2020

Jason A. Leverone
Chief Financial Officer
Miragen Therapeutics Inc.
6200 Lookout Road
Boulder, Colorado 80301

> **Re: Miragen Therapeutics Inc.**
> **Registration Statement on Form S-3**
> **Filed December 15, 2020**
> **File No. 333-251367**

Dear Mr. Leverone:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at (202) 551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brent D. Fassett, Esq.